                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2003

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA

SEAT PAGINE GIALLE’S CONDUCT AND ACTIONS DURING ACQUISITION OF CECCHI GORI COMMUNICATIONS RULED LAWFUL

Board of Arbitration releases its findings

Milan, 9 October 2003 - Telecom Italia Media announces that a final decision has been reached in the arbitration proceedings that were brought in August 2001 by Fin.Ma.Vi. SpA and Media Holding Srl (Cecchi Gori Group) against Seat Pagine Gialle SpA (now Telecom Italia Media SpA) in order to assess whether or not the contract regarding the acquisition of a 75% equity stake in Cecchi Gori Communications SpA (parent company of the enterprises that held the TMC and TMC2 television franchises, now known as La7 and MTV) stipulated on 7 August 2000 is void or should be cancelled and to seek 750 billion lire for damages.

The Board of Arbitration ruled that Seat Pagine Gialle did not behave improperly, as had been alleged by the Cecchi Gori Group.

Specifically, the Board ruled that the capital write-off and reconstitution of Cecchi Gori Communications was wholly lawful. The Board also deemed the 30-day period set for exercise of the subscription right both fair and lawful. The Board ruled that the actions undertaken by Seat Pagine Gialle were legitimate in underwriting 100% of the (reconstituted) capital of Cecchi Gori Communications and consequently in taking over full control of the company.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 10th, 2003

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer